COVER TO CORRESPONDENCE

                                   FORM 1-A-W

                              WITHDRAWAL OF:

              ACCESSION # 0001372184-24-000011

              ACCESSION # 0001372184-24-000013

              ACCESSION # 0001372184-24-000015

                                R.E.I.C. Holdings, Inc.

VIA EDGAR - UPLOADED AS 'CORRESPONDENCE' IN .txt FORMAT

From:

R.E.I.C. Holdings, Inc.

VIA:

Anthony Ramos, Filer Support Specialist

OTC 251, Inc.

347-994-9960

tony@otc251.com

and

Vic Devlaeminck, Attorney/CPA

Project Reg. A+ Reviewing Attorney for R.E.I.C. Holdings, Inc.

vic@vicdevlaeminck.com

and,

Weston Willett, Project IT specialist

OTC 251, Inc.

wes@otc251.com

To:

Margaret Sawicki, Analyst

United States Securities & Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

Date: September 25, 2024

Re: S.E.C. CIK # 0001372184

______________________________________________________________________

Ms. Sawicki:

Attached please find our withdrawal letter on the above-captioned accession numbers.

Respectfully submitted,

       /s/

Tanen Andrews, CEO & Board Chair

                                       R.E.I.C. Holdings, Inc.

                                           40 Wall Street

                                             Suite 2854

                                        New York, NY 10005

                                        September 25, 2024

VIA EDGAR

Margaret Sawicki, Analyst

United States Securities and

Exchange Commission

cc: Vic Devlaeminck, Attorney/CPA, project legality opinion letter writer a nd project attorney

    Weston Willett, Project IT specialist

    Anthony Ramos, Filer Support Specialist

                                          FORM 1-A-W

                                    WITHDRAWAL OF:

                ACCESSION # 0001372184-24-000011

                ACCESSION # 0001372184-24-000013

                ACCESSION # 0001372184-24-000015

Ms. Sawicki:

Our filer support specialist, Tony Ramos, of OTC 251,Inc., is providing continuing assistance to us with regards to our Form 1-A filings.

The project IT specialist, Weston Willett, also of OTC 251, Inc., is provid ing continuing file upload services to us as well.

The project legality opinion letter writer on the Form 1-A, attorney/CPA, V ic

Devlaeminck, is also copied here.

We provide this Form 1-A-W as to the above-captioned accession numbers.

The purpose of this letter is to acknowledge a discrepancy and absence of guidance from the S.E.C. regarding this particular EDGAR file.

A meeting was held, which included you and other S.E.C. personnel.

Whereas a difference of opinion is continuing, the Issuer nevertheless accepts the position of the S.E.C. and, therefore, withdraws the said Form

1-A offerings.

Therefore, pursuant to Rule 259 of Regulation A, promulgated pursuant to the Securities Act of 1933, as amended, R.E.I.C. Holdings, Inc.,

respectfully requests the withdrawal of Forms 1-A bearing accession numbers 0001372184-24-00001, 10001372184-24-000013 and

0001372184-24-000015.

The offering statements relate to the public offerings R.E.I.C. Holdings, I nc.

Sincerely,

Tanen Andrews, CEO & Board Chair